Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2007	2006	2007	2006

BASIC:
Net income	$1,661	$2,685	$4,356	$7,027

Weighted average number of common shares outstanding	5,522	5,571	5,523	5,490

Net income per common share	$0.30	$0.48	$0.79	$1.28

ASSUMING DILUTION:
Net income	$1,661	$2,685	$4,356	$7,027

Weighted average number of common shares outstanding	5,522	5,571	5,523	5,490

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	53	82	63	81

Weighted average number of common and common equivalent shares	5,575	5,653	5,586	5,571

Net income per common share, assuming dilution	$0.30	$0.47	$0.78	$1.26